Exhibit 99.1

RepliCel Life Sciences Announces Participation in 23rd World Congress of Dermatology, Vancouver, BC

Conference program to include presentations on the clinical development of RepliCel's skin rejuvenation, hair regeneration, and tendon repair technologies

VANCOUVER, June 5, 2015 /CNW/ - RepliCel Life Sciences Inc. (TSX.V: RP) (OTCQB: REPCF), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, announced today that RepliCel's technology founders and management will be attending the 23rd World Congress of Dermatology ("WCD") 2015 held in Vancouver, British Columbia, Canada. This year's congress will take place from June 8 – 13, 2015 at the Vancouver Trade and Convention Centre. The RepliCel team will be involved in multiple sessions spanning the length of this conference.  Chief Scientific Officer, Dr. Kevin McElwee will be chairing a session entitled: "Hair Biology and its exploitation in health and disease" on Tuesday, June 9th from 8 – 10 AM PST in West 2015-107.  Dr. McElwee will also be giving a poster presentation entitled: "Hair-follicle derived mesenchymal cells in cell therapy: multiple therapeutic applications" on Thursday, June 11th from 9 AM – 1PM PST. Chief Medical Officer, Dr. Rolf Hoffmann, will be coming from Germany to co-chair a session entitled: "Alopecia Areata" on Thursday June 11th from 2:30 – 4:30 PM PST in West 223-224.  Also present at this conference will be RepliCel's CEO David Hall, VP Business and Corporate Development Lee Buckler, and Director of Research and Development Dr. Hisae Nakamura.

"We are pleased Vancouver is host to this year's World Congress of Dermatology and excited to be participating among the world's leading experts advancing science and technology in dermatology.  We congratulate the event organizers, and in particular Drs. Jerry Shapiro, Harvey Lui and David McLean, who were amongst the visionary founding group of our company, on putting together what promises to be an outstanding program and world-class event," stated David Hall, CEO of RepliCel.  "We look forward to the contributions of our Chief Scientific Officer, Dr. Kevin McElwee, and Chief Medical Officer, Dr. Rolf Hoffmann, the scientific co-discoverers of RepliCel's technology, in the conference at sessions highlighting various aspects of RepliCel's hair follicle-derived technologies."

About World Congress of Dermatology
WCD is the world's oldest and longest-running international dermatology meeting, with the first Congress in 1889.  It is presented by the International League of Dermatological Societies and will feature over 200 scientific sessions featuring experts and companies in the medical, surgical and cosmetic dermatological fields. The WCD's focus is to bring the interests and priorities of the dermatology industries to an international, professional focus. For more information about the congress, visit The World Congress of Dermatology website.

About RepliCel
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The company's RCT-01, RCS-01, and RCH-01 cell therapies are designed to treat chronic tendinosis, damaged or aged skin, and pattern baldness. Shiseido has an exclusive license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's own healthy hair follicles. The company is also developing a proprietary injection device optimized for the administration of its products and licensable for use with other dermatology applications.  The Company's product pipeline is comprised of multiple clinical trials anticipated to launch through Q1 2015 in addition to Shiseido's own clinical trial of RCH-01 and the device in late prototype development. Visit www.replicel.com for additional information.

This press release contains forward-looking information. There are numerous risks and uncertainties that could cause actual results and RepliCel's plans and objectives to differ materially from those expressed in the forward-looking information, including: approval to conduct clinical trials; negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE RepliCel Life Sciences Inc.

%CIK: 0001205059

For further information: MEDIA: Tammey George, Director of Communications, Telephone: 604-248-8696 / tg@replicel.com; INVESTOR RELATIONS: Lee Buckler, VP Business & Corporate Development, Telephone: 604-248-8693 / lee@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 08:00e 05-JUN-15